SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  6)*

ALBANY INTERNATIONAL CORP.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

012 348 108

(CUSIP Number)

J. Spencer Standish, One Schuyler Meadows Rd., Loudonville, NY  12211  (518) 445-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

N.A.

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 012 348 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. S. Standish Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,225,530

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 2,225,530

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,530

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.41%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share (“Class A Common Stock”), of Albany International Corp., a Delaware corporation (“the Company”).  The address of the principal executive office is 1373 Broadway, Albany, New York  12204.

Item 2.	Identity and Background

(a) – (b)  This statement is filed by J. S. Standish Company, a corporation organized under the laws of the State of Delaware.  The address of the principal business and the principal office of J. S. Standish Company is c/o Fleet National Bank, 69 State Street, Albany, New York  12201.  The name and business address of each of the directors and executive officers of J.S. Standish Company is as follows:

Name and Address	Capacity

J. Spencer Standish One Schuyler Meadows Road Loudonville, New York 12211	President, Treasurer & Director

Thomas R. Beecher, Jr. 200 Theater Place Buffalo, New York 14202	Secretary & Director

John C. Standish c/o Albany International Corp. 1373 Broadway Albany, New York 12204	Director

Christine L. Standish c/o Albany International Corp. 1373 Broadway Albany, New York 12204	Director

The name and address of the holder of all of the outstanding stock of J. S. Standish Company is Fleet National Bank, Trustee u/w John C. Standish, 69 State Street, Albany, New York  12201.  J. Spencer Standish has sole voting and dispositive power with respect to such stock.

(c)  The principal business of J. S. Standish Company is investments.  J. Spencer Standish is retired.  Prior to 1998, he served as Chairman of the Board of the Company.  Thomas R. Beecher, Jr.’s present principal occupation is President of Ballynoe Inc., the principal business of which is investments and the address of the principal office of which is 200 Theater Place, Buffalo, New York 14202.  John C. Standish’s present principal occupation is Director, PAC Pressing and Process

Technology for the Company. He also serves as a Director of the Company. Christine L. Standish’s present principal occupation is raising her children. She is also a Director of the Company.

(d) – (e)  During the last five years none of (i) J. S. Standish Company, (ii) J. Spencer Standish, (iii) Thomas R. Beecher, Jr., (iv) John C. Standish, or (v) Christine L. Standish has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of J. Spencer Standish, Thomas R. Beecher, Jr., John C. Standish and Christine L. Standish is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The 2,225,530 shares of Class A Common Stock beneficially owned by J. S. Standish Company are issuable upon conversion of an equal number of shares of Class B Common Stock of the Company (“Class B Common Stock”).  As of March 10, 2002, J. S. Standish Company beneficially owned 3,368,013 shares of Class B Common Stock.  Of the shares of Class B Common Stock beneficially owned by J. S. Standish Company at that time, (a) 5,100 shares were acquired by purchase from Mr. J. S. Standish in August, 1996 at $18.125 per share, and (b) 3,200,000 shares had been beneficially owned since issuance in 1987 in exchange for shares of the predecessor of the Company.  (J. S. Standish Company beneficially held such shares of the predecessor for several years prior to such exchange.)  The remainder of the shares had been received in the form of dividends declared by the Company on all outstanding shares of Class A and Class B Common Stock.

Since the filing date of Amendment No. 5 to Schedule 13D, February 6, 2003,  J. S. Standish Company converted and sold 348,815 shares, resulting in current holdings of 2,225,530 shares of Class B Common Stock (see Item 4 below).

Item 4.	Purpose of Transaction

During 2002, J. S. Standish Company and the Standish Delta Trust entered into a written plan covering a proposed sale of up to 2.7 million shares of the Company’s Common Stock.  The Plan is intended to satisfy the affirmative defense conditions of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934.

Pursuant to the terms of the 10b5-1 Plan, entered into with Credit Suisse First Boston Corporation, up to 200,000 shares of Class A Common Stock and 2,500,000 shares of Class B Common Stock may be sold during the period from August 1, 2002 through December 31, 2003, subject to such price, volume, timing and other provisions as specified in the Plan. Shares of Class B Common Stock sold under the Plan will automatically be converted to shares of Class A Common Stock at the time of the sale.
Since the 10b5-1 Plan was adopted, J. S. Standish Company has converted and sold 1,142,483 shares of Class B Common Stock.
In electing directors of the Company, the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share.

Item 5.	Interest in Securities of the Issuer

(a)

(1)  As described in the response to Item 3 above, J. S. Standish Company beneficially owns 2,225,530 shares of Class A Common Stock (7.41% of the Class A Common Stock outstanding) issuable on conversion of an equal number of shares of Class B Common Stock.

(2)  J. Spencer Standish beneficially owns 3,957,224 shares of Class A Common Stock (12.45% of the Class A Common Stock outstanding) of which (i) 16,000 shares are issuable to him upon the exercise of stock options at $15 per share, (ii) 1,454,294 shares are issuable to trusts under the wills of John C. and Florence Standish upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (iii) 120,000 shares are issuable to the Christine L. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (iv) 120,000 shares are issuable to the John C. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (v) 10,700 shares are issuable to the Christine L. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (vi) 10,700 shares are issuable to the John C. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), and (vii) 2,225,530 shares are issuable to J. S. Standish Company upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish is President and a director, and has the power to elect and remove all of the directors, of J. S. Standish Company).  These holdings reflect the conversion to Class A, and subsequent sale, of Class B shares held by J. S. Standish Company, as follows: (1) 20,000 shares on February 5, 2003, (2) 24,000 shares on February 6, 2003, (3) 4,815 shares on February 10, 2003 and (4) 300,000 shares on February 18, 2003.

(3)  Thomas R. Beecher, Jr. beneficially owns 857,250 shares of Class A Common Stock (3.08% of the Class A Common Stock outstanding) of which (i) 9,914 shares are owned directly, (ii) 1,711 shares are held by the Messer Foundation (Mr. Beecher shares voting and investment power with respect to such shares), (iii) 494,307 shares are issuable to trusts for the benefit of John C. Standish and Christine L. Standish (Mr. Beecher is sole trustee with sole voting and investment power with respect to such shares) upon conversion of an equal number of shares of Class B Common Stock, (iv) 200,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (Mr. Beecher is trustee with shared voting and investment power with respect to such shares), and (v) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Mr. Beecher is trustee with shared voting and investment power with respect to such shares).

(4)  John C. Standish beneficially owns 372,116 shares of Class A Common Stock (1.34% of the Class A Common Stock outstanding) of which (i) 18,480 shares are issuable to him upon the exercise of stock options at various exercise prices from $10.5625 to $22.25 per share, (ii) 1,704 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock, (iii) 614 shares are held in his account in the Company’s 401(k) retirement savings and employee stock ownership plans, (iv) 200,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (John C. Standish shares voting and investment power with respect to such shares), and (v) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (John C. Standish shares voting and investment power with respect to such shares).

(5)  Christine L. Standish beneficially owns 369,036 shares of Class A Common Stock (1.33% of the Class A Common Stock outstanding) of which (i) 2,302 shares are owned directly, (ii) 12,000 shares are issuable to her upon the exercise of stock options at $15 per share, (iii) 1,704 shares are issuable to her upon conversion of an equal number of shares of Class B Common Stock, (iv) 1,712 shares are held by Ms. Standish (previously an employee of the Company) or her husband (an employee of the Company), in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans, (v) 200,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (Ms. Standish shares voting and investment power with respect to such shares), and (vi) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Christine L. Standish shares voting and investment power with respect to such shares).

(b)  Each of the persons named in clause (a) of this Item 5 has sole voting an dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by such person, except as described above.

(c) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21,2003
Date
J. S. STANDISH COMPANY /s/ J. Spencer Standish
Signature
J. Spencer Standish / President
Name/Title